SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------

                               AMENDMENT NO. 2 TO

                                   SCHEDULE TO
                             TENDER OFFER STATEMENT
                                      UNDER
                       SECTION 14(d)(1) OR 13(e)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                              --------------------


                            Apropos Technology, Inc.
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         (Name of Subject Company (Issuer) and Filing Person (Offeror))

          Options to Purchase Common Shares, Par Value $0.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                      n/a*
                  --------------------------------------------
                      (Cusip Number of Class of Securities)

                                 Kevin G. Kerns
                      President and Chief Executive Officer
                            Apropos Technology, Inc.
                           One Tower Lane, 28th Floor
                        Oakbrook Terrace, Illinois 60181
                                 (630) 472-9600
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                   Communications on Behalf of Filing Person)

                                   Copies to:
                                 Grant A. .Bagan
                                John P. Tamisiea
                             McDermott, Will & Emery
                             227 West Monroe Street
                             Chicago, Illinois 60606
                                 (312) 372-2000

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
        Transaction Valuation                       Amount of Filing Fee

             $3,927,000                                   $785.40
--------------------------------------------------------------------------------

         Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase common shares of Apropos Technology, Inc. having an aggregate value of $3,927,000 as of May 23, 2001 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                    Amount Previously Paid:  $785.40
                    Form or Registration No.: Schedule TO filed on May 29, 2001. Filing Party: Not Applicable.
                    Date Filed:  Not Applicable.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

* There is no trading market or CUSIP Number for the options. The CUSIP Number for the underlying common stock is 038334108.

         A total of 73 employees elected to participate in the exchange program. Those 73 employees tendered a total of options to purchase 639,000 common shares of Apropos Technology, Inc. in return for promises to grant new options on the grant date of December 28, 2001.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

                                           APROPOS TECHNOLOGY, INC.


                                           By:      /s/ Francis J. Leonard
                                               ---------------------------------
                                           Its:       Chief Financial Officer
                                               ---------------------------------

Date: June 27, 2001